Giovanni Caruso Partner 345 Park Avenue New York, NY 10154	Direct 212.407.4866 Main 212.407.4000 Fax 212.937.3943 gcaruso@loeb.com

Via Edgar

December 22, 2020

David Link
Division of Corporation Finance
Office of Real Estate & Construction
U.S. Securities & Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Ventoux CCM Acquisition Corp. Amendment No. 3 to Form S-1 Filed December 21, 2020 File No. 333-251048

Dear Mr. Link:

On behalf of our client, Ventoux CCM Acquisition Corp. (the “Company”), we hereby provide a response to the comments issued in a letter dated December 22, 2020 (the “Staff’s Letter”) regarding the Company’s Amendment No. 3 to Registration Statement on Form S-1 (the “Registration Statement”). Contemporaneously, we are submitting the amended Registration Statement via Edgar (the “Amended S-1”).

In order to facilitate the review by the Commission’s staff (the “Staff”) of the Amended S-1, we have responded, on behalf of the Company, to the comments set forth in the Staff’s Letter below. The numbered paragraph set forth below responds to the Staff’s comment and corresponds to the numbered paragraph in the Staff’s Letter.

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David Link December 22, 2020 Page 2

Amendment No. 3 to Form S-1

General

1.	We note your response to comment 1 and the revised disclosure. It appears to us that your disclosure regarding the exclusive forum provisions is still inconsistent with the disclosure in the Amended and Restated Certificate of Incorporation. We note you state on page 39 that “the provisions of this paragraph in our amended and restated certificate of incorporation will not apply to suits brought to enforce any liability or duty created by the Exchange Act or any other claim for which the federal district courts of the United States of America shall be the sole and exclusive forum.” If the exclusive forum provision does not apply to actions arising under the Securities Act or Exchange Act, please ensure that the exclusive forum provision in your Amended and Restated Articles of Incorporation clearly states this. In addition, please describe the forum provisions set forth in Section 7.3 of the Rights Agreement in your description of the rights and risk factors.

Response: The Company has revised the disclosure on pages 39 to 40 and page 97 with respect to the Company’s (revised) Amended and Restated Certificate of Incorporation, and the disclosure on pages 38 to 39 and page 96 with respect to the Rights Agreement. In addition, the Company has revised Article Tenth of the Amended and Restated Certificate of Incorporation, as reflected in Exhibit 3.4 filed concurrently with the Amended S-1.

Please call me at 212 407-4866 if you would like additional information with respect to any of the foregoing. Thank you.

Sincerely,

/s/ Giovanni Caruso

Giovanni Caruso
Partner